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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/23/2002 (MM/DD/YY) AND ENDING 2/28/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oscar Gruss & Son, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Stammelman (212) 514-2312
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan Stammelman, CFO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oscar Gruss & Son, Inc., as of February 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CFO

Signature

Title



Notary Public

NOTARY PUBLIC, State of New York
Qualified in Queens County
Commission Expires March 9, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Oscar Gruss & Son Incorporated

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of February 28, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 22, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

OSCAR GRUSS & SON INCORPORATED

STATEMENT OF FINANCIAL CONDITION

February 28, 2003

ASSETS	
Cash and Cash Equivalents	$ 1,656,464
Securities Owned, at market value	192,449
Due from Clearing Brokers	1,082,762
Furniture and Fixtures (net of accumulated depreciation of $1,710,172)	572,426
Investment in Affiliates	357,500
Deferred Tax Asset	672,300
Other	256,487
Total Assets	$ 4,790,388
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 25,719
Accrued compensation payable	495,026
Accrued expenses	634,995
Other	49,213
	1,204,953
Commitments and Contingencies	
Subordinated Borrowings	3,500,000
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares, issued and outstanding 455 shares	433,983
Additional paid-in capital	3,594,890
Accumulated deficit	(3,943,438)
Total stockholders' equity	85,435
Total Liabilities and Stockholders' Equity	$ 4,790,388

See Notes to Statement of Financial Condition

1. OPERATIONS AND PRINCIPAL BUSINESS ACTIVITY:

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations including the New York Stock Exchange Inc. (the "NYSE"), the American Stock Exchange (the "ASE") and the National Association of Securities Dealers, Inc. The Company is a market-maker on the principal United States securities exchanges. Substantial portions of the Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts are carried by the clearing brokers.

The Company's fiscal year ends on the last Friday in February.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company's securities transactions, commission revenue and related expenses are recorded on a trade-date basis.

Financial instruments, primarily equity securities, are valued at market value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Securities sold, not yet purchased, are subject to subsequent market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by two brokers pursuant to clearance agreements. At February 28, 2003, the receivable from the clearing brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of February 28, 2003, no material amounts were owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2003, these balances were fully collateralized by securities owned by the customers.

4. SUBORDINATED LOANS PAYABLE:

Liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $2,000,000 and bear interest at a rate of 10% per annum and are due in full at December 31, 2004.

Effective February 24, 2003, all subordinated lenders agreed to waive their rights to receive interest on loans.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

5. DEFERRED TAX:

The Company has a net operating loss carryforward of approximately $1,900,000 and a contribution carryforward of approximately $100,000 at February 28, 2003. As a result of the loss and contribution carryforward, the Company has recorded a deferred tax asset of approximately $760,000. The Company has also recorded a valuation allowance of approximately $87,000 to reduce the deferred tax asset to the amount the Company expects to realize.

6. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-l of the SEC. The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,000,000, or 6-2/3% of aggregate indebtedness, as defined. At February 28, 2003, the Company had net capital of $1,651,651, which was $651,651 in excess of the minimum net capital required.

7. PROFIT-SHARING PLAN:

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases its office space from a former affiliated partnership pursuant to a lease which expires in October 2008 and can be canceled upon 90 days' notice. The future minimum annual rental payments under the lease are as follows:

Period ending February 28,	
2004	$ 343,019
2005	345,053
2006	345,226
2007	299,567
2008	267,300
Thereafter	178,200
	$1,778,365

The Company is the subject of proceedings by the NYSE Division of Enforcement in connection with various aspects of its financial operations and certain operations relating to its former clearing activities. The Company has cooperated fully with the NYSE during these proceedings. No customers or other third parties sustained any damage or loss in connection with the matters alleged. The Company and the NYSE are now involved in settlement negotiation.

The Company is currently involved in other litigation and arbitration matters. Management believes the risk of significant loss is remote.


GGK

OSCAR GRUSS & SON INCORPORATED

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

FEBRUARY 28, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
Oscar Gruss & Son Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Oscar Gruss & Son Incorporated (the "Company") for the 52-week period ended February 28, 2003, we considered its internal control including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Oscar Gruss & Son Incorporated to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 22, 2003